Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Ferreyros

04030238

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

SUPPL

Lima, May 14th, 2004

RECEIVED
2004 MAY 18 A 10: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March 31st, 2004, and our management report for that period.

Sincerely yours,

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 31 de marzo del 2004. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2004

(Lima, Perú, 14 de mayo del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 31-03-04 ascendieron a S/. 207.4 millones, en comparación con S/. 180.8 millones del mismo periodo del año anterior, un incremento de 14.7%.

El resultado neto al 31-03-04 arrojó una utilidad neta de S/.7.1 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 6.2 millones, un incremento de 15.5%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos Operacionales, solamente la utilidad bruta obtenida en dichas operaciones.

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la República de Bolivia). Para facilitar las explicaciones de las variaciones en las cuentas del balance general y en las del estado de ganancias y pérdidas, los estados financieros de Matreq Ferreyros han sido excluidos de los estados financieros consolidados al 31-03-03.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del primer trimestre del 2004 ascendieron a S/. 207.5 millones, en comparación con S/. 180.8 millones del mismo período del año anterior, un incremento de 14.7 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos fueron superiores a las del primer trimestre del

año anterior (S/. 66.1 millones en el 1T 2004; 55.7 millones en el 1T del 2003), debido, principalmente, a una mayor venta de equipos Caterpillar por S/. 24.5 millones a un cliente de la gran minería, la cual fue superior a la disminución de S/.14.5 millones en las ventas de maquinaria Caterpillar a clientes que durante el año 2003 se encargaron de los trabajos de desarrollo, principalmente, del proyecto Camisea. Adicionalmente, el incremento en las ventas de productos principales se explica por una mayor venta de equipos agrícolas (S/.7.4 millones en el 1T del 2004; S/. 4.7 millones en el 1T del 2003), como consecuencia de un aumento en la demanda de maquinaria agrícola producido por el incremento en el precio de algunos productos como el arroz, azúcar, algodón, etc.

Asimismo, en el primer trimestre del 2004, las ventas de repuestos y servicios fueron mayores en 11.8% a las del mismo trimestre del año anterior (S/.129.8 millones en el 1T del 2004; S/.116.1 millones en el 1T del 2003). Este incremento se explica por la demanda generada por el importante parque de maquinaria Caterpillar vendida en años anteriores a empresas de la gran minería.

UTILIDAD EN VENTAS.- La utilidad en ventas del primer trimestre del 2004 ascendió a S/. 48.9 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 43.2 millones, un incremento de 13.0%. En términos porcentuales, la utilidad en ventas del primer trimestre del 2004 es ligeramente inferior a la del mismo período del año anterior (23.6% vs 23.9%), debido a la mayor incidencia de las ventas de productos principales a clientes de la gran minería, las cuales, por ser operaciones que implican volúmenes importantes, tienen márgenes brutos menores que los de las ventas a clientes de otros sectores económicos.

OTROS INGRESOS DE OPERACIÓN.- En el primer trimestre del 2003 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el primer trimestre del 2004, no se registraron ingresos por este concepto.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el primer trimestre del 2004 a S/. 36.9 millones en comparación con S/. 33.6 millones del mismo período del año anterior, un incremento de 9.8 %, debido a lo siguiente:

- Aumento de los gastos variables como consecuencia del aumento de las ventas del período.
- Incremento de la provisión para cobranza dudosa de cuentas por cobrar a clientes que se acogieron al programa de reestructuración financiera de Indecopi.
- Aumento de los gastos de apoyo "in situ" a clientes mineros, a fin de atender los requerimientos de los mismos y promover mayores ventas de repuestos y servicios.

Ferreyros S.A.A. — HUGO SOMMERKAMP MOLINARI

Ferreyros s.a.a. — VICTOR ASTETE PALMA

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de julio del 2003, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período durante el cual dichas remuneraciones se mantuvieron congeladas.

En términos porcentuales los gastos del 1T del 2004 representan el 17.8% de las ventas netas, en comparación con 18.6% de las del mismo período del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del primer trimestre del 2004 ascendieron a S/. 5.0 millones en comparación con S/. 3.7 millones del mismo período del año anterior, un aumento de 34.3 %, debido a: i) un aumento por S/. 0.9 millones por aumento de las cuentas por cobrar originadas en ventas a plazo, en razón de que la Compañía ha reducido paulatinamente el uso de la titulización de cuentas por cobrar como instrumento de financiación de parte de sus operaciones. ii) un aumento por S/. 0.6 millones en descuentos por pronto pago de compras de repuestos; y iii) una disminución por S/. 0.2 millones en intereses por otros conceptos..

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.2 millones en el primer trimestre del 2004 en comparación con S/.8.3 millones del mismo período del año anterior, una disminución de 12.9%, debido a: i) una disminución de los pasivos por S/. 21.0 millones (el pasivo promedio en el primer trimestre del 2004 fue de S/ 510.0 millones, en comparación con S/.531.0 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés promedio de las obligaciones de la Compañía, debido a la reducción de las tasas de interés tanto en el mercado financiero nacional como internacional.

OTROS INGRESOS (EGRESOS).- En el primer trimestre del 2004, en este rubro se registró un egreso neto de S/. 2.7 millones en comparación con un egreso neto de S/. 2.3 millones del mismo período del año anterior. En el primer trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) ingreso de S/. 2.6 millones por resoluciones de contratos, ii) un ingreso S/. 0.6 millones por dividendos de inversiones en empresas no subsidiarias, iii) un egreso de S/. 5.7 millones por provisión para desvalorización de existencias; y iv) otros egresos netos por S/ 0.2 millones. Por otra parte, en el primer trimestre del 2003, se registraron en este rubro, básicamente, las siguientes transacciones: i) un egreso de S/. 2.0 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 0.2 millones por condonación de deuda a un cliente, iii) un egreso de S/. 0.1 millones por resoluciones de contratos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el primer trimestre del 2004, el REI arrojó una utilidad de S/. 5.9 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 6.1 millones. La utilidad por REI del primer trimestre del año 2004 se explica por: i) una devaluación negativa de -0.1 %, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera, y ii) por una inflación de 2.83 %, que también produjo una utilidad en la actualización del valor de los activos no monetarios. La utilidad por REI del primer trimestre del año 2003 se explica por: i) una devaluación negativa de -1.19%, que generó una utilidad en cambio como consecuencia de la disminución del valor en soles del pasivo neto en moneda extranjera, y ii) una inflación de 1.1 % que generó una utilidad por REI en la actualización del valor de los activos no monetarios.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del primer trimestre del 2004 ascendió a S/. 7.1 millones en comparación con S/. 6.2 millones del mismo período del año anterior, un incremento de 15.5%, debido a: mayor utilidad bruta, incremento de los ingresos financieros y disminución de los gastos financieros, lo cual permitió compensar el aumento de los gastos de venta y administración, el incremento de egresos diversos y la menor ganancia por REI, así como incrementar la utilidad neta en S/ 0.9 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-03-04, el total de pasivos ascendió a S/. 494.7 millones en comparación con S/. 525.3 millones al 31-12-03, una disminución de S/. 30.6 millones. Por otra parte, el total de activos al 31-03-04 ascendió a S/. 767.5 millones en comparación con S/. 799.4 millones al 31-12-03, una disminución neta de S/. 31.9 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

a) El saldo de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) al 31-03-04 ascendió a S/. 122.6 millones, cifra ligeramente inferior al saldo de S/. 122.9 millones al 31-12-03.

b) Incremento en las Cuentas por Cobrar Diversas por S/. 9.3 millones, que se explica por: i) incremento en las cuentas por cobrar a los patrimonios fideicometidos por S/. 7.4 millones; ii) incremento en las cuentas por cobrar al personal por S/. 0.8 millones; y iii) otros incrementos netos por S/. 1.1 millones

c) Disminución de Inventarios por S/. 27.6 millones, que se explica por: i) disminución de S/. 25.2 millones por ventas del período; ii) disminución de S/. 5.7 millones por aumento de la provisión para desvalorización de existencias; iii) aumento, neto de ventas, de S/. 5.2 millones por transferencia de equipos de la flota de alquiler; y iv) otras disminuciones por S/. 1.9 millones.

d) Disminución neta del Activo Fijo por S/. 7.8 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 4.0 millones por adquisiciones de equipos para la flota de alquiler; ii) disminución de S/. 11.4 millones por transferencias de equipos de la flota de alquiler a inventarios; iii) aumento de S/. 5.8 por disminución de la depreciación acumulada, debido a transferencias de equipo de alquiler al inventario; iv) disminución de S/. de S/. 8.1 millones por aumento de la depreciación acumulada; y v) otros aumentos por S/. 1.9 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-04 es de 1.58, mayor que el ratio corriente de 1.47 al 31-12-03.

El ratio de apalancamiento financiero al 31-03-04 es de 1.65, en comparación con 1.76 al 31-12-03.

La conformación de las obligaciones de la Compañía al 31 de marzo 2004 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSDIARIAS (sin incluir Matreq Ferreyros) **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	Acumulado al 31-3-2004	%	Acumulado al 31-3-2003	%	Variación %
Ventas Netas	207,459	100.0	180,850	100.0	14.7
Costo de Ventas	-158,564	-76.4	-137,592	-76.1	15.2
Utilidad en ventas	48,895	23.6	43,257	23.9	13.0
Otros ingresos operacionales	0	-	1,965	1.1	n/a
Utilidad Bruta	48,895	23.6	45,223	25.0	8.1
Gastos de Ventas y Administ.	-36,960	-17.8	-33,647	-18.6	9.8
Utilidad en operaciones	**11,935**	5.8	**11,576**	6.4	3.1
Ingresos Financieros	5,000	2.4	3,724	2.1	34.3
Gastos Financieros	-7,226	-3.5	-8,294	-4.6	-12.9
Otros Ingresos (Egresos), neto	-2,671	-1.3	-2,318	-1.3	15.2
Utilidad antes de Resultado por exposición a la inflación y gastos extraordinarios	**7,038**	3.4	**4,687**	2.6	50.2
Ganancia (Pérdida) por Exposición a la Inflación	5,950	2.9	6,145	3.4	n/a
Utilidad antes de Participaciones e Impuesto a la Renta e interes minoritario	**12,988**	6.3	**10,833**	6.0	19.9
Participaciones	-1,692	-0.8	-1,078	-0.6	56.9
Utilidad antes de Impuesto a la Renta e interes minoritario	**11,296**	5.4	**9,754**	5.4	15.8
Impuesto a la Renta	-4,112	-2.0	-3,534	-2.0	16.4
Interes minoritario	0	0.0	0	-	n/a
Utilidad Neta	**7,184**	3.5	**6,220**	3.4	15.5

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General

	31-mar-04	31-dic-03	Variación % 31-mar-04 / 31-dic-03
Caja y bancos	30,878	42,573	-27.5
Cuentas por cobrar comerciales	91,074	77,281	17.8
Cuentas por cobrar no comerciales	85,675	76,302	12.3
Inventarios	205,737	233,351	-11.8
Otros activos corrientes	7,221	3,028	138.4
Activo Corriente	**420,586**	**432,535**	-2.8
Cuentas por cobrar comerciales a largo plazo	31,513	45,652	-31.0
Inmueble, maquinaria y equipo			
Equipo de alquiler	107,543	114,963	-6.5
Otros activos fijos	334,563	335,267	-0.2
	442,106	450,230	-1.8
Depreciación acumulada	-180,107	-180,406	-0.2
Inmueble, maquinaria y equipo, neto	261,999	269,824	-2.9
Inversiones	45,404	44,995	0.9
Otros activos no corrientes	8,086	6,429	25.8
Activo no Corriente	347,002	366,900	-5.4
Total Activo	**767,588**	**799,436**	-4.0
Deuda de corto plazo	219,338	255,608	-14.2
Otros pasivos corrientes	47,338	39,230	20.7
Pasivo corriente	**266,676**	**294,838**	-9.6
Deuda de largo plazo	228,048	230,482	-1.1
Total Pasivo	**494,724**	**525,319**	-5.8
Ganancias diferidas	**5,578**	4,716	18.3
Impuesto a la renta diferido	0	0	
Interes minoritario			
Patrimonio	**267,286**	**269,400**	-0.8
Total Pasivo y Patrimonio	**767,588**	**799,436**	-4.0
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	8,216	34,580	
UAIDA	**22,480**	**102,276**	
Ratios Financieros			
Ratio corriente	1.58	1.47	
Apalancamiento Financiero	1.65	1.76	
Valor contable por acción	1.23	1.31	

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS (sin incluir Matreq Ferreyros)

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2004	%	Acumulado al 31-3-2003	%	Variación %
Caterpillar					
Gran minería	33,472	16.1	8,712	4.8	284.2
Otros	11,717	5.6	26,240	14.5	-55.3
	45,189	21.8	34,952	19.3	29.3
Equipos	7,419	3.6	4,773	2.6	55.4
Automotriz	1,949	0.9	3,674	2.0	-47.0
	54,557	26.3	**43,399**	24.0	25.7
Repuestos y servicios	129,844	62.6	116,183	64.2	11.8
Alquileres	5,417	2.6	7,626	4.2	-29.0
Unidades usadas	6,157	3.0	4,622	2.6	33.2
Otras ventas de subsidiarias	11,484	5.5	9,019	5.0	27.3
Total	**207,459**	100.0	**180,850**	100.0	14.7

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2004
Minería	69.0%
Construcción	7.2%
Pesca	1.8%
Agricultura	3.6%
Gobierno	0.5%
Transporte	0.9%
Industria	1.7%
Otros	15.3%
Total	100.0%

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 4

FERREYROS S.A.A. Y SUBSIDIARIAS

Conformación del Pasivo al 31 de marzo del 2004
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	15,496	8,716	2,162	4,618
Proveedores:				
Caterpillar	40,045	39,321	628	96
Otros	6,604	5,795	656	153
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	35,139		4,115	31,024
Otros pasivos	15,658	15,658		
Total	142,942	69,490	7,561	65,891

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1028	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Marzo del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 31 de Marzo 2004	Al 31 de Diciembre 2003
	Activo Corriente			
1D0101	Caja y Bancos	0	30,878	42,573
1D0102	Valores Negociables (neto de provisión acumulada)	0		
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	91,074	77,281
1D0104	Cuentas por Cobrar a Vinculadas	0		
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	85,675	76,302
1D0106	Existencias (neto de provisión acumulada)	2	205,737	233,351
1D0108	Activos por Instrumentos Financieros Derivados	0		
1D0107	Gastos Pagados por Anticipado	0	7,221	3,029
1D01ST	**Total Activo Corriente**		420,585	432,536
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	0	31,513	45,652
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0		
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0		
1D0209	Existencias	0		
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	45,404	44,995
1D0210	Activos por Instrumentos Financieros Derivados	0		
1D0211	Inversiones en Inmuebles	0		
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	261,999	269,824
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0		
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	5,764	5,699
1D0212	Crédito Mercantil	0		
1D0208	Otros Activos	0	2,322	730
1D02ST	**Total Activo No Corriente**		347,002	366,900
1D020T	TOTAL ACTIVO		767,587	799,436

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2004	Al 31 de Diciembre 2003	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	31,717	30,218	1D0306
Préstamos Bancarios	0			1D0307
Cuentas por Pagar Comerciales	0	161,453	204,905	1D0302
Cuentas por Pagar a Vinculadas	0			1D0303
Otras Cuentas por Pagar	0	47,338	39,230	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	26,168	20,485	1D0305
Pasivos por Instrumentos Financieros Derivados	0			1D0308
Total Pasivo Corriente		266,676	294,838	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	228,048	230,482	1D0401
Cuentas por pagar a vinculadas	0			1D0402
Pasivos por Instrumentos Financieros Derivados	0			1D0405
Ingresos Diferidos (netos)	0	5,578	4,717	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0			1D0404
Total Pasivo No Corriente		233,626	235,199	1D04ST
Total Pasivo		500,302	530,037	1D040T
Contingencias	0			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	5	246,514	236,450	1D0701
Capital adicional	0			1D0702
Acciones de Inversión	0			1D0703
Resultados no realizados	0			1D0708
Excedente de Revaluación	0	10,062	10,708	1D0704
Reservas Legales	0	7,222	5,084	1D0705
Otras Reservas	0			1D0706
Resultados Acumulados	5	3,487	17,157	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0			1D0709
Total Patrimonio Neto		267,285	269,399	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		767,587	799,436	1D070T

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

		Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2004	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2003
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	8	205,552	186,893	205,552	186,893
2D0102	Otros Ingresos Operacionales	0	193	2,913	193	2,913
2D01ST	**Total de Ingresos Brutos**		**205,745**	**189,806**	**205,745**	**189,806**
2D0201	Costo de Ventas (Operacionales)	0	-156,849	-142,604	-156,849	-142,604
2D0202	Otros costos operacionales	0				
2D0203	**Total Costos Operacionales**		-156,849	-142,604	-156,849	-142,604
2D02ST	**Utilidad Bruta**		**48,896**	**47,202**	**48,896**	**47,202**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-21,806	-16,797	-21,806	-16,797
2D0301	Gastos de Administración	0	-15,154	-18,198	-15,154	-18,198
2D0303	Provisión por perdidas por desvalorización de activos	0				
2D03ST	**Utilidad Operativa**		**11,936**	**12,207**	**11,936**	**12,207**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	5,000	3,778	5,000	3,778
2D0402	Gastos Financieros	0	-7,226	-9,003	-7,226	-9,003
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0				
2D0403	Otros Ingresos	0		0		
2D0404	Otros Gastos	0	-2,671	-1,692	-2,671	-1,692
2D0408	Efecto acumulado por cambios en las políticas contables	0				
2D0405	Resultado por Exposición a la Inflación	0	5,950	5,545	5,950	5,545
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**12,989**	**10,835**	**12,989**	**10,835**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,692	-1,078	-1,692	-1,078
2D0502	Impuesto a la Renta corriente y diferido	0	-4,112	-3,534	-4,112	-3,534
2D05ST	**Resultado antes de Gastos Extraordinarios**		**7,185**	**6,223**	**7,185**	**6,223**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		**7,185**	**6,223**	**7,185**	**6,223**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**7,185**	**6,223**	**7,185**	**6,223**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**7,185**	**6,223**	**7,185**	**6,223**
2D0901	Utilidad (pérdida) básica por acción común	7	0.033000	0.029000	0.033000	0.029000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2004 al 31 de Marzo de 2004	Del 1 de Enero de 2003 al 31 de Marzo de 2003
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	204,645	177,267
3D0110	Honorarios y comisiones	0		2,339
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
3D0111	Dividendos (no incluidos en la actividad de inversión)	0	0	0
3D0112	Regalías	0	0	0
3D0104	Otros cobros de efectivo relativos a la actividad	0	4,118	4,989
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-175,654	-119,384
3D0105	Remuneraciones y beneficios sociales	0	-26,569	-25,117
3D0106	Tributos	0	-5,099	-3,701
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
3D0113	Regalías	0	0	0
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-7,843	-7,965
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D01ST	**Provenientes de Actividades de Operación**		**-6,402**	**28,428**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0	0	0
3D0209	Prestamos a vinculadas	0	0	0
3D0202	Venta de inmuebles, maquinaria y equipo	0	845	522
3D0203	Venta de activos intangibles	0		0
3D0210	Intereses y rendimientos	0	0	0
3D0211	Dividendos	0	0	0
3D0204	Otros cobros de efectivo relativos a la actividad	0		0
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0	-180	0
3D0212	Prestamos otorgados a vinculadas	0	0	0
3D0206	Compra de inmuebles, maquinaria y equipo	0	-2,862	-2,356
3D0207	Compra y desarrollo de activos intangibles	0	0	0
3D0208	Otros pagos de efectivo relativos a la actividad	0	423	0
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D02ST	**Provenientes de Actividades de Inversión**		**-1,774**	**-1,834**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0	2,205	694
3D0308	Aumento de prestamos bancarios	0	0	0
3D0301	Emisión de acciones o nuevos aportes	0	36,949	0
3D0309	Venta de acciones en tesorería	0	0	0
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0		27,692
3D0303	Otros cobros de efectivo relativos a la actividad	0	0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0	0	
3D0313	Amortización o pago de préstamos bancarios	0	0	0
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0		-48,764
3D0310	Recompra de acciones propias (acciones en tesorería)	0	0	0
3D0311	Intereses y rendimientos	0		
3D0305	Dividendos	0	0	0
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-48,623	-8,513
	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de			
3D03ST	**Actividades de Financiamiento**		**-9,469**	**-28,891**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		-17,645	-2,297
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	42,573	38,117
3D0403	Resultado por Exposición a la Inflación	0	5,950	5,544
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		30,878	41,364

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2004 al 31 de Marzo de 2004	Del 1 de Enero de 2003 al 31 de Marzo de 2003
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	7,185	6,223
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
3D0609	Provisión de cuentas de cobranza dudosa	0	4,778	3,700
3D0610	Provisión por desvalorización de existencias	0	5,827	2,179
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0		
3D0612	Depreciación del ejercicio	0	8,198	8,826
3D0613	Provisión por pérdida en el valor de uso de los activos	0	0	0
3D0614	Amortización y castigo de activos intangibles	0	18	533
3D0615	Provisión para protección del medio ambiente	0	0	0
3D0616	Amortización de otros activos	0	0	0
3D0604	Provisiones diversas	0	0	0
3D0606	Pérdida en venta de valores e inversiones permanentes	0	0	0
3D0617	Pérdida en venta de inversiones en inmuebles	0	0	0
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
3D0618	Pérdida en venta de activos intangibles	0	0	0
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0	0	4,393
3D0621	Efecto acumulado por cambios en las políticas contables	0	0	0
3D0607	Pérdida por activos monetarios no corrientes	0	0	0
3D0608	Otros	0	4,895	8,480
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
3D0703	Utilidad en venta de valores e inversiones permanentes	0	-315	0
3D0706	Utilidad en venta de inversiones en inmuebles	0	0	0
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0		-9
3D0707	Utilidad en venta de activos intangibles	0	0	0
3D0704	Resultado por Exposición a la Inflación	0	-5,950	-5,545
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-1,049	0
3D0705	Ganancia por pasivos monetarios no corrientes	0	0	0
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0	0	0
3D0711	Otros	0		-1,250
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-2,006	-15,123
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	-1,714	483
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
3D0804	(Aumento) Disminución en Existencias	0	26,217	23,693
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-3,146	-4,032
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-44,972	1,656
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	-4,368	-5,779
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		-6,402	28,428
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE

Por lo:

	Capital
Saldos al 1ero. de enero de 2003	189,8
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	
3. Dividendos declarados y participaciones acordados durante el periodo	
4. Nuevos aportes de accionistas	
5. Movimiento de prima en la colocación de acciones (aportes)	
6. Acciones en tesorería	
7. Incrementos o disminuciones por fusiones o escisiones	
8. Revaluación de activos	
9. Transferencia de excedente de revaluación realizado	
10. Capitalización de partidas patrimoniales	46,5
11. Redención de Acc. de Inversión o reducción de capital	
12. Utilidad (Pérdida) Neta del Ejercicio	
13. Movimiento de resultados no realizados del periodo	
14. Otros incrementos o disminuciones de las partidas patrimoniales	
Saldos al 31 de Marzo de 2003	**236,4**
Saldos al 1ero. de enero de 2004	236,4
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	
3. Dividendos declarados y participaciones acordados durante el periodo	
4. Nuevos aportes de accionistas	
5. Movimiento de prima en la colocación de acciones (aportes)	
6. Acciones en tesorería	
7. Incrementos o disminuciones por fusiones o escisiones	
8. Revaluación de activos	
9. Transferencia de excedente de revaluación realizado	
10. Capitalización de partidas patrimoniales	9,4
11. Redención de Acc. de Inversión o reducción de capital	
12. Utilidad (Pérdida) Neta del Ejercicio	
13. Movimiento de resultados no realizados del periodo	
14. Otros incrementos o disminuciones de las partidas patrimoniales	6
Saldos al 31 de Marzo de 2004	**246,5**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Marzo	Al 31 de Diciembre
Total Activo IGUAL a:	767,587	799,436
- Total Pasivo+Patrimonio	767,587	799,436
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	205,552		186,893	
Otros Ingresos Operacionales	193		2,913	
Ingresos Financieros	5,000		3,778	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-156,849		-142,604	
Otros costos operacionales	0		0	
Gastos de Administración	-15,154		-18,198	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-21,806		-16,797	
Gastos Financieros	-7,226		-9,003	
Otros Gastos	-2,671		-1,692	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de inversión	Resultados no Realizados	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por conversión a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	236,450	0	0	0	10,708	5,084	0	17,157	0
Saldos del Balance General del periodo anterior	236,450	0	0	0	10,708	5,084	0	17,157	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	246,514	0	0	0	10,062	7,222	0	3,487	0
Saldos del Balance General del periodo actual	246,514	0	0	0	10,062	7,222	0	3,487	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	7,185	6,223
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	7,185	6,223
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual IGUAL a:	42,573
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	42,573
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	30,878
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	30,878
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalente de Efectivo Proveniente de las Actividades de Operación	Del 1 de Enero de 2006 al 31 de Marzo de 2006	Del 1 de Enero de 2005 al 31 de Marzo de 2005
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	7,185	6,223
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	7,185	6,223
Consistencia: ==>		
	Del 1 de Enero de 2006 al 31 de Marzo de 2006	Del 1 de Enero de 2005 al 31 de Marzo de 2005
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	-6,402	28,428
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-6,402	28,428
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	86601
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	17380
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	507
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	534
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	180107
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	180
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	5951
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat: 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2004.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida en base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 31 de marzo del 2004, ha sido 2.8%

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Motorindustria S.A.	100.0%
Fiansa S.A.	100.0%
Unimaq S.A.	100.0%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A., una empresa constituida en la República de Bolivia. Por tal razón, los estados financieros consolidados del 2003 incluyen solamente las operaciones de Matreq Ferreyros S.A.correspondientes al los tres primeros meses de dicho año

3) EXISTENCIAS

Este rubro comprende :

	31/03/04	31/12/03
	(En miles de soles)	
Máquinas, motores y automotores	102,330	126,993
Repuestos	73,352	74,587
Servicios de taller en proceso	22,197	25,758
Mercaderia	8,066	8,072
Productos en proceso	2,360	1,440
Materias primas y material de empaque	4,008	3,962
Existencias por recibir	10,804	6,256
	233,117	247,068
Provisión para desvalorización de existencias	-17,380	-13,717
	205,737	233,351

El movimiento de la provisión para desvalorización de existencias en el periodo fue el siguiente:

	31-03-04
	(En miles de soles)
Saldo inicial	13,717
Adiciones del período	5,981
Aplicaciones por ventas	(1,850)
Otros cambios	(468)
Saldo final	17,380

Ferreyros s.a.   Ferreyros s.a.

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo:			(miles de nuevos soles)			
Terrenos	51,192					51,192
Edificios y otras construcciones	94,082	118				94,199
Instalaciones	17,859	588	0	108	0	18,555
Maquinaria y equipo	130,776	486	-1,921	-663	114	128,792
Maquinaria y equipo-flota de alquiler	106,827	4,021	0	-11,433	-9	99,406
Unidades de transporte	8,556	16	-64	-99	0	8,409
Unidades de transporte flota de alquiler-	8,137					8,137
Muebles y enseres	30,395	714				31,109
Trabajos en curso	2,406	8		-108		2,305
	450,230	5,951	-1,985	-12,195	105	442,106
Depreciación acumulada:						
Edificios y otras construcciones	26,982	691				27,674
Instalaciones	10,397	276				10,674
Maquinaria y equipo	82,117	3,880	-1,384	-1,158	2	83,456
Maquinaria y equipo-flota de alquiler	27,028	2,242		-5,827		23,443
Unidades de transporte	7,278	175	-41	-90		7,321
Unidades de transporte flota de alquiler-	3,209	354				3,563
Muebles y enseres	23,396	580				23,976
	180,407	8,198	-1,425	-7,075	2	180,107
	269,824					261,999

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.5.6 millones.

ferreyros s.a.a.

ferreyros s.a.a.

6) PATRIMONIO NETO

a) Capital

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social por S/.14.3 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 218,000,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9,134,393 como dividendos en efectivo.

7) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.1 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.5 millones, incluidos multas e intereses , sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 31 de marzo del 2004, la Compañía tiene los siguientes compromisos

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19515

a) Avales por US$ 1.8 millones y US$ 2.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 5.7 millones, que garantizan transacciones diversas.

8) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera:

	31-03-04	31-03-03
Utilidad neta	S/.7,185,000	S/.6,223,000
Promedio ponderado de acciones comunes en circulación	218,000,000	205,000,000
Utilidad básica por acción	S/. 0.033	S/.0.030

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluídas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

9) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las principales transacciones ocurridas en los períodos terminados el 31 de marzo, que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo, son las siguientes :

	31-03-04	31-03-03
	(En miles de soles)	
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	9,158	5,062
Transferencia de inmuebles, maquinaria y equipo a existencias	14,278	6,994

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915